UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 1, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

WuXi PharmaTech (Cayman) Inc.

File No. 333-144806 - CF#25284

WuXi PharmaTech (Cayman) Inc**.** submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on July 24, 2007, as amended.

Based on representations by WuXi PharmaTech (Cayman) Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.6 through June 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Branch Chief